SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 7) *

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

016259202

(CUSIP Number)

January 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 16 Pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	016259202	13G	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 372,167 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 372,167 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,167 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.97%
12.	TYPE OF REPORTING PERSON* PN

(1) Comprised of an aggregate of 372,167 shares of common stock underlying shares of convertible preferred stock held by Deerfield Partners, L.P., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P., of which Deerfield Mgmt, L.P. is the general partner. Deerfield Mgmt, L.P. beneficially owned the same number (and class} of securities (which represented the same percentage of the total number of shares of common stock outstanding) as of December 31, 2019 as is reported herein. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 304,500 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 304,500 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,500 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78%
12.	TYPE OF REPORTING PERSON* PN

(2) Comprised of 304,500 shares of common stock underlying shares of convertible preferred stock held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner. Deerfield Mgmt III, L.P. beneficially owned the same number (and class} of securities (which represented the same percentage of the total number of shares of common stock outstanding) as of December 31, 2019 as is reported herein. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 676,667 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 676,667 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,667 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98%
12.	TYPE OF REPORTING PERSON* PN

(3) Comprised of an aggregate of 676,667 shares of common stock underlying shares of convertible preferred stock held by Deerfield Partners, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P. and Deerfield Private Design Fund III, L.P., of which Deerfield Management Company, L.P. is the investment advisor. Deerfield Management Company, L.P. beneficially owned the same number (and class} of securities (which represented the same percentage of the total number of shares of common stock outstanding) as of December 31, 2019 as is reported herein. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Special Situations Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (4)
12.	TYPE OF REPORTING PERSON* PN

(4) As of December 31, 2019, Deerfield Special Situations Fund, L.P. beneficially owned 67,667 shares of common stock underlying shares of convertible preferred stock, representing 1.34% of the total number of shares of common stock of the Issuer outstanding.

CUSIP No.	016259202	13G	Page 6 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 67,667 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 67,667 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,667 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.34%
12.	TYPE OF REPORTING PERSON* PN

(5) Comprised of 67,667 shares of common stock underlying shares of convertible preferred stock. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 7 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 141,897 (6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 141,897 (6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,897 (6)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.78%
12.	TYPE OF REPORTING PERSON* PN

(6) Comprised of 141,897 shares of common stock underlying shares of convertible preferred stock. Deerfield Private Design Fund II, L.P. held the same number (and class} of securities (which represented the same percentage of the total number of shares of common stock outstanding) as of December 31, 2019 as is reported herein. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 8 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design International II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 162,603 (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 162,603 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,603 (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.17%
12.	TYPE OF REPORTING PERSON* PN

(7) Comprised of 162,603 shares of common stock underlying shares of convertible preferred stock. Deerfield Private Design International II, L.P. held the same number (and class} of securities (which represented the same percentage of the total number of shares of common stock outstanding) as of December 31, 2019 as is reported herein. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 9 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 304,500 (8)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 304,500 (8)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,500 (8)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78%
12.	TYPE OF REPORTING PERSON* PN

(8) Comprised of 304,500 shares of common stock underlying shares of convertible preferred stock. Deerfield Private Design Fund III, L.P. held the same number (and class} of securities (which represented the same percentage of the total number of shares of common stock outstanding) as of December 31, 2019 as is reported herein. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 10 of 16 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 676,667 (9)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 676,667 (9)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,667 (9)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98%
12.	TYPE OF REPORTING PERSON* IN

(9) Comprised of an aggregate of 676,667 shares of common stock underlying shares of convertible preferred stock held by Deerfield Partners, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P. and Deerfield Private Design Fund III, L.P. Mr. Flynn beneficially owned the same number (and class} of securities (which represented the same percentage of the total number of shares of common stock outstanding) as of December 31, 2019 as is reported herein. The provisions of the convertible preferred stock beneficially owned by the reporting person restrict the conversion of such securities to the extent that, upon such conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.98% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of such preferred stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No.	016259202	13G	Page 11 of 16 Pages

Item 1(a).	Name of Issuer:

Alimera Sciences, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6120 Windward Parkway, Suite 290 Alpharetta, Georgia 30005

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Private Design Fund III, L.P., Deerfield Mgmt III, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Private Design Fund III, L.P., Deerfield Mgmt III, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017

Item 2(c).	Citizenship:

Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design Fund III, L.P., Deerfield Mgmt III, L.P. - Delaware limited partnerships;

Deerfield Private Design International II, L.P. – British Virgin Islands limited partnership;

James E. Flynn - United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

016259202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No.	016259202	13G	Page 12 of 16 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Deerfield Mgmt, L.P. – 372,167 shares

Deerfield Management Company, L.P. – 676,667 shares

Deerfield Mgmt III, L.P. – 304,500 shares

Deerfield Partners, L.P. – 67,667 shares

Deerfield Special Situations Fund, L.P. – 0 shares

Deerfield Private Design Fund II, L.P. – 141,897 shares

Deerfield Private Design International II, L.P. – 162,603 shares

Deerfield Private Design Fund III, L.P. - 304,500 shares

James E. Flynn – 676,667 shares

(b)	Percent of class**:

Deerfield Mgmt, L.P. – 6.97%

Deerfield Management Company, L.P. – 9.98%

Deerfield Mgmt III, L.P. – 5.78%

Deerfield Partners, L.P. – 1.34%

Deerfield Special Situations Fund, L.P. – 0%

Deerfield Private Design Fund II, L.P. – 2.78%

Deerfield Private Design International II, L.P. – 3.17%

Deerfield Private Design Fund III, L.P. – 5.78%

James E. Flynn – 9.98%

(c)	Number of shares as to which such person has**:

	(i) Sole power to vote or to direct the vote:	All Reporting Persons - 0

(ii) Shared power to vote or to direct the vote:

Deerfield Mgmt, L.P. – 372,167

Deerfield Management Company, L.P. – 676,667

Deerfield Mgmt III, L.P. – 304,500

Deerfield Partners, L.P. – 67,667

Deerfield Special Situations Fund, L.P. – 0

Deerfield Private Design Fund II, L.P. – 141,897

Deerfield Private Design International II, L.P. – 162,603

Deerfield Private Design Fund III, L.P. - 304,500

James E. Flynn - 676,667

CUSIP No.	016259202	13G	Page 13 of 16 Pages

(iii)	Sole power to dispose or to direct the disposition of:	All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of:

Deerfield Mgmt, L.P. – 372,167

Deerfield Management Company, L.P. – 676,667

Deerfield Mgmt III, L.P. – 304,500

Deerfield Partners, L.P. – 67,667

Deerfield Special Situations Fund, L.P. – 0

Deerfield Private Design Fund II, L.P. – 141,897

Deerfield Private Design International II, L.P. – 162,603

Deerfield Private Design Fund III, L.P. - 304,500

James E. Flynn - 676,667

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☒*.

*This box is being checked solely with respect to Deerfield Special Situations Fund, L.P. (“DSS”). In connection with the winding up of DSS, effective as of January 1, 2020, the shares of the Issuer then held by DSS were transferred to Deerfield Partners, L.P. and DSS ceased to be the beneficial owner of any shares of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

CUSIP No.	016259202	13G	Page 14 of 16 Pages

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No.	016259202	13G	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

CUSIP No.	016259202	13G	Page 16 of 16 Pages

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

Date: January 23, 2020

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C (1). Power of Attorney.

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

Exhibit A

Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Alimera Sciences, Inc. shall be filed on behalf of the undersigned.

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III LLC, General Partner

By: /s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-In-Fact

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.